AFFINITY BANCSHARES, INC.
3175 Highway 278
Covington, Georgia 30014

November 6, 2020

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Affinity Bancshares, Inc.
Registration Statement on Form S-1 (Registration Number 333-248745)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Affinity Bancshares, Inc., a Maryland corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-1 be declared effective on November 10, 2020 at 12:00 Noon, or as soon thereafter as is practicable.

Very Truly Yours,

/s/ Edward J. Cooney
Edward J. Cooney
Chief Executive Officer